04002243

AM 2/27/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED FEB 23 2004 WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JGB International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
6425 Powers Ferry Road, Third Floor
(No. and Street)

Atlanta (City) GA (State) 30339 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. Kay Black (770) 690-1516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett Thrasher PC
(Name – *if individual, state last, first, middle name*)

3330 Cumberland Boulevard, Suite 100 (Address) Atlanta (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. Gordon Beckham, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JGB International, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public, Cobb County, Georgia
My Commission Expires Oct. 7, 2006.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JGB International, Inc.

Financial Statements
and Additional Information

December 31, 2003

JGB International, Inc.

December 31, 2003
Contents

B | T

BENNETT | THRASHER

A Professional Corporation
Certified Public Accountants
& Consultants

3330 Cumberland Boulevard
Suite 100
Atlanta, Georgia 30339

P 770.396.2200
F 770.390.0394
www.Bennett-Thrasher.com

Independent Auditors' Report

To the Board of Directors and Stockholder of
JGB International, Inc.

We have audited the accompanying statement of financial condition of JGB International, Inc. as of December 31, 2003 and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JGB International, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bennett Thrasher PC

January 21, 2004

JGB International, Inc.

Statement of Financial Condition
December 31, 2003

Assets		
Cash	$	11,677
Liabilities and Stockholder's Equity		
Accounts payable to affiliate	$	198
Stockholder's equity:		
Common stock, no par value, 100,000 shares authorized, 50,000 shares issued and outstanding		50,000
Additional paid-in capital		10,000
Capital repayment		(48,146)
Accumulated deficit		(375)
Total stockholder's equity		11,479
	$	11,677

See accompanying notes to financial statements.

JGB International, Inc.

Statement of Operations
For the Year Ended December 31, 2003

Revenue:		
Interest income	$	60
Expenses:		
Bank charges		104
Net loss	$	(44)

See accompanying notes to financial statements.

JGB International, Inc.

Statement of Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Capital Repayment	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2002	$ 50,000	$ 10,000	$ (48,146)	$ (331)	$ 11,523
Net loss	-	-	-	(44)	(44)
Balance at December 31, 2003	$ 50,000	$ 10,000	$ (48,146)	$ (375)	$ 11,479

See accompanying notes to financial statements.

JGB International, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:		
Net loss	$	(44)
Changes in assets and liabilities:		
Accounts payable to affiliate		198
Net cash provided by operating activities		154
Net increase in cash		154
Cash at beginning of year		11,523
Cash at end of year	$	11,677

See accompanying notes to financial statements.

Note 1: Description of the Business and Summary of Significant Accounting Policies

Description of the Business

JGB International, Inc. (the Company) is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company holds securities industry registration licenses for certain employees of a related company (see Note 2).

The Company was incorporated under the laws of the state of Georgia in January 1993 and is located in Atlanta, Georgia.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected under the Internal Revenue Code to be taxed as an S corporation. Accordingly, no provision or benefit for federal or state income taxes is necessary since income, losses and credits are reported on the stockholder's individual income tax returns.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments that are readily convertible into cash and have a maturity of ninety days or less when purchased. At times, cash and cash equivalent balances may exceed federally insured amounts. The Company believes it mitigates any risks by depositing cash and investing in cash equivalents with major financial institutions.

Note 2: Related Party Transactions

A company related through common ownership absorbs all of the expenses of the Company. Total expenses incurred during 2003 by the affiliate were $41,000. At December 31, 2003, the Company had $2,996 due from the affiliate which has been offset against the related liability.

In January 2004, the Company entered into an expense sharing and management agreement whereby the affiliate agreed to provide comprehensive management services to the Company and agreed to reimburse the Company for all direct and indirect expenses incurred by the Company, as defined in the agreement. Additionally, the Company agreed to pay the affiliate a management fee equal to 90% of the Company's net income, as defined.

Note 3: Equity

In connection with an ownership transfer in 2000, the Company made a distribution which represented a return of capital to the former stockholder in the amount of $48,146.

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2003, the Company had net capital of $8,483, which was in excess of its required net capital.

* * * * *

Supplemental Information

JGB International, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2003

Total stockholder's equity	$	11,479
Deduct amounts not allowable for net capital		2,996 *
Total stockholder's equity qualified for net capital		8,483
Additions		
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		8,483
Deductions		
Haircuts on securities		-
Other		-
Total deductions		-
Net capital	$	8,483

Note: There were no material differences between the calculation of net capital per Part IIA of the Focus Report as of December 31, 2003 and the calculation of net capital per the audited financial statements as of December 31, 2003 for JGB International, Inc.

* Represents amount due from a related party. As described in Note 1 to the financial statements, this related party absorbs all of the expenses of JGB International, Inc. Accordingly, for financial statement reporting purposes, such amount was not considered to be an asset of JGB International, Inc. Instead, it has been offset against the related liability which is considered to be a liability of the related party and not of JGB International, Inc.

See independent auditors' report and accompanying notes to financial statements.

JGB International, Inc.

Exemption from SEC Rule 15c3-3
December 31, 2003

Exemption from SEC Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(2).

See independent auditors' report and accompanying notes to financial statements.

BENNETT | THRASHER

B | T

A Professional Corporation
Certified Public Accountants
& Consultants

3330 Cumberland Boulevard
Suite 100
Atlanta, Georgia 30339

P 770.396.2200
F 770.390.0394
www.Bennett-Thrasher.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
JGB International, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of JGB International, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

Registered: Public Company
Accounting Oversight Board

Member: AICPA Center for
Public Company Audit Firms

Member: PCPS
AICPA Alliance for CPA Firms

Member: DFK International
Affiliated Offices Worldwide

B | T

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Bennett Thrasher PC

January 21, 2004